IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent").

The Company operates an Alternative Trading System ("ATS") which provides execution services for its broker-dealer subscribers. The Company also offers order routing services to other venues.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition includes all accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

Revenue Recognition

The Company's primary business is matching equity shares on its trading system for its subscribers. Matched fees include shares matched on its trading system whereby shares whose price is $1.00/share or greater are assessed a charge of 9 mils per share ($0.09 per 100 shares). For shares whose price is less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) is assessed. Routed fees include fees on orders routed to away venues on a cost-plus-1-mil basis ($0.01 per 100 shares).

The Company offered several pricing promotions during the year to eligible subscribers.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934 by the exchanges. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the Company's clearing firm.

Other revenues consist primarily of revenue from trade reporting and other revenues received from exchanges.

Fees are recorded on a trade date basis as securities transactions occur.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue.

Routing fees and Section 31 fees are described in Revenue Recognition and clearing fees consist of costs to process, clear and settle transactions.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2015 and the Company had no accruals for interest and penalties at December 31, 2015.

Fair Value of Financial Instruments

The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value. All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash which is considered Level 1.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those

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goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company is evaluating this guidance, but does not expect it to materially impact the Statement of Financial Condition of the Company.

In June 2014, the FASB issued ASU 2014-12, "*Compensation – Stock Compensation (Topic 718)*", which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 will become effective for annual reporting periods beginning after December 15, 2016 and early adoption is permitted. The Company is evaluating this guidance, but does not expect it to materially impact the Statement of Financial Condition of the Company.

In August 2014, the FASB issued *ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-2015")*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Company is evaluating this guidance, but does not expect it to materially impact the Statement of Financial Condition of the Company.

In January 2016, FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*. ASU No. 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact that ASU No. 2016-01 will have on its Statement of Financial Condition and related disclosures.

3. Concentration of Credit Risk and Major Subscribers

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2015, the Company had deposits at a financial institution in excess of FDIC limits of $23.8 million.

Credit Risk and Major Subscribers

At December 31, 2015, approximately $3.0 million was due from five subscribers, approximately $1.3 million of which was specific to routed volume.

4. Receivables From and Payables to Subscribers, Clearing Firm and Exchanges

As of December 31, 2015, the Company had amounts receivable from subscribers, clearing firm and exchanges as follows (in thousands):

		Receivables
Subscribers	$	10,365
Clearing Firm		500
Exchanges		1,210
Other		3
	$	**12,078**

Receivables from subscribers consist of all trading fees (matched, routed and regulatory transaction fees) billed to the Company's subscribers.

Receivables from clearing firm consists of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

Receivable from exchanges consist of rebates from exchanges.

5. Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA is for $13,000,000 with a 5% per annum interest charge with a three year term, maturing on September 12, 2016. The terms and conditions of the SLA do not allow for any payment of interest or principal prior to the first year anniversary of the agreement (September 13, 2014). The total interest payable due at maturity will be approximately $2.0 million of which approximately $1.5 million has been accrued through December 31, 2015.

The Subordinated Loan and related interest accrual are allowable in computing net capital under the SEC's Uniform Net Capital Rule and approved by FINRA. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee for the use of the technology which operates its ATS and is the property of the Parent. At December 31, 2015, amounts due to parent relating to the ESA was approximately $3.4 million, payable within 30 days.

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of RSUs and options is based on the most recent valuation completed by the Parent on the date of grant.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the ESA based upon services provided by the Parent's employees.

6. Income Taxes

At December 31, 2015, the Company had a deferred tax asset of $438,179 relating to stock based compensation.

The difference between federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the ESA.

During the year ended December 31, 2015, the Company fully utilized its federal net operating loss carryforward for income tax purposes of approximately $1.2 million.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital.

On August 26, 2015 the Company changed its Minimum Net Capital requirement under SEC Rule 15c3-1 from $1.0 million to $100,000 effective September 1, 2015. The previous requirement was established as the Company anticipated that it may quote to the Alternative Display Facility ("ADF") and would therefore be deemed a Market Maker and subject to the $1.0 million maximum net capital under SEC Rule 15c3-1. The Company has not quoted to the ADF and has no intention to in the future; however, since the Company still has authorization to act as an agent in a Private Placement it is required to have a Minimum Net Capital requirement of $100,000.

At December 31, 2015, the Company had net capital of approximately $17.2 million, which exceeded the minimum requirement of $485,063 by $16.7 million. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position.

9. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the Statement of Financial Condition other than discussed below.

The Parent granted approximately 300,000 restricted stock units during January 2016 which vest over four years. The Company will be allocated stock compensation expense through the ESA based on services provided by the Parent's employees.